21001284

SEC MAIL PROCESSING — MISSION

FEB 22 2021

Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70281 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTUM CAPITAL LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

1270 AVENUE OF THE AMERICAS, SUITE 2101
(No. and Street)

| NEW YORK | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Morgan — (917) 257-9132
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

| 18455 Burbank Blvd. #404 | Tarzana | California | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, James Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTUM CAPITAL LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

STEVEN A CHARLES
Notary Public – State of New Jersey
My Commission Expires Dec 30, 2021

2/12/21

Notary Public

SEC Mail Processing
FEB 22 2021
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of Portum Capital LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Portum Capital LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Portum Capital LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Portum Capital LLC's management. My responsibility is to express an opinion on Portum Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Portum Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GCMI Securities Corp.'s financial statements. The Supplemental Information is the responsibility of the GCMI Securities Corp.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Portum Capital LLC's auditor since 2019.

Tarzana, California

February 19, 2021

PORTUM CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

| **Assets** | | **2020** |
|---|---|---|
| Cash and equivalents | $ | 308,868 |
| Other assets | $ | 32,914 |
| Total assets | | 341,782 |
| **Total assets** | $ | 341,782 |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Accounts Payable | $ | 8,000 |
| Due to related party | $ | 66,973 |
| Total liabilities | | 74,973 |
| Members' Equity | | |
| Members' equity | | 266,809 |
| Total members' equity | | 266,809 |
| **Total liabilities and members' equity** | $ | 341,782 |

PORTUM CAPITAL LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2020

| | |
|---|---|
| **Revenues:** | |
| Total revenue | 64.00 |
| | |
| **Expense:** | |
| Salaries - Officers | 416,833 |
| Professional Fees | 87,858 |
| Rent & Utilities | 23,629 |
| Telephne & Internet | 438 |
| Insurance | 98,730 |
| Third Party Expense | 2,120 |
| Regulatory Expense | 9,839 |
| Miscellaneous | 4,054 |
| Total expenses | 643,501 |
| | |
| **Income (loss) from operation** | (643,437) |
| | |
| Income Tax Provision | |
| Current state franchise tax | (800) |
| Total income taxprovision | (800) |
| | |
| **Net income (loss)** | $ (644,237) |

PORTUM CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

| | 2020 |
|---|---|
| **Operating activities** | |
| Net income (loss) | (644,237) |
| Adjustments to reconcile net income (loss) to | |
| net cash provided by operating activities: | |
| Prepaid Expenses | (32,914) |
| Accounts Payable | 8,000 |
| Accrued Expenses | 42,368 |
| | **17,454** |
| **Net cash provided (used) by operating activities** | (626,783) |
| **Financing activities** | |
| Capital contributions | 282,738 |
| **Net cash provided (used) by financing activities** | 282,738 |
| Decrease in cash | **(344,045)** |
| **Cash at January 1, 2020** | 652,913 |
| **Cash at December 31, 2020** | 308,868 |
| Cash paid for interest: | 0 |
| Cash paid for taxes: | 800 |

PORTUM CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Beginning members' equity | Capital contributions / (withdrawals) | Total members' equity |
|---|---|---|---|
| Beginning balance January 1, 2020 | $ - | $ - | $ 628,308 |
| Capital contributions | $ - | 282,738 | $ 282,738 |
| Net Income (Loss) | $ - | (644,237) | $ (644,237) |
| Ending balance December 31, 2020 | $ - | $ (361,499) | $ 266,809 |

# PORTUM CAPITAL LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2020

**Note 1 - Organization and Nature of Business**

Portum Capital LLC ("Portum") was organized on January 11, 2019 in the state of Delaware. Portum is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on September 26, 2019. Portum is authorized to engage in the private placement of securities, including private offerings of certain digital securities.

BitGo Holdings, Inc. ("BitGo") purchased Portum in the first quarter of 2020 and received FINRA approval for the change of control on July 23, 2020. For the year ended December 31, 2020, Portum's operations were maintained via additional paid-in-capital by BitGo and BitGo plans to continue to fund the operations with additional capital as needed.

**Note 2 - Significant Accounting Policies**

*Cash and Cash Equivalents*
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. Portum may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Portum has not experienced losses on these accounts, and management believes that Portum is not exposed to significant risks on such accounts.

*ASC 606 Revenue Recognition*
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Portum recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by Portum from a customer, are excluded from revenue.

The following is a description of services – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Portum generates its revenue. There was no revenue for the year ended December 31, 2020.

*Use of Estimates*
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting. Actual results could differ from those estimates

*Income Taxes*
For federal and state, Portum is taxed as a unique entity and not on a consolidated basis as a subsidiary of Harbor. Portum is subject to examinations by U.S. Federal and State tax authorities for year ended 2019. Income taxes for 2020 were $800.

**Note 3 – Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities Portum has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (the unobservable inputs should be developed based on the best information available in consideration of the circumstances and may include the companies own data).

There were no levels to measure at December 31, 2020.

**Note 4 – Related Party**

Under the terms of an expense sharing agreement with Bitgo, Portum shares office space and certain expenses with Bitgo that are billed monthly and payable monthly in arrears. The total amount paid in 2020 under the expense sharing agreement was $346,711. As of December 31, 2020, Portum owes Bitgo $66,973 in accumulated fees.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. Portum is not subject to the requirement inasmuch as it has an expense sharing agreement with Harbor.

**Note 5 – Net Capital Requirements**

Portum is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020. Portum had net capital of $233,895, which was $228,895 in excess of its required net capital of $5,000.

**Note 6 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 19, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Note 7 – COVID-19**

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

# PORTUM CAPITAL LLC
## SCHEDULE 1
## COMPUTATION OF NET CAPITAL
### For the year ended December 31, 2020

| | | 2020 |
|---|---|---|
| Computation of Net Capital under Rule 15c3-1 of the SEC: | | |
| | $ | - |
| Total members' equity from financial condition | $ | 266,809 |
| Deduction and changes: | | |
| Non-allowable other assets | | (32,914) |
| Net Capital | $ | 233,895 |
| Aggregate indebtedness: | | |
| Due to related party | $ | 66,973 |
| Accounts Payable | $ | 8,000 |
| Total aggregate indebtedness | | 74,973 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 5,000 |
| Net capital | | 233,895 |
| Excess net capital | $ | 228,895 |

No difference exists between the submitted quarterly FOCUS Part IIA for the period through December 31, 2020 and the net capital computation contained in this audit report.

# PORTUM CAPITAL LLC

## Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3( e ) of the Securities and Exchange Commission
December 31, 2020

Portum Capital LLC has no reserve deposit obligations under SEC 15c3-3 ( e ) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2020.

## Schedule III
Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)

Portum Capital LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2020.

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Portum Capital LLC
New York, NY

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Portum Capital LLC, stated that Portum Capital LLC's, business activities are limited to private placements of securities including private offerings of certain digital securities where the issuer has control over the definitive record of ownership that allows it to enforce transfer restrictions, correct errors, and address lost or stolen tokens or keys and that it has not held customer funds or securities and that Portum Capital LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Portum Capital LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Portum Capital LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Portum Capital LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2021

**Portum Capital, LLC Exemption Report**

We, as members of the management of Portum Capital. LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities including private offerings of certain digital securities where the issuer has control over the definitive record of ownership that allows it to enforce transfer restrictions, correct errors, and address lost or stolen tokens or keys.

The Company has maintained compliance with the above throughout the year ended December 31, 2020, without exception.

Portum Capital, LLC

February 19, 2021